United States securities and exchange commission logo





                             April 19, 2023

       Orhan Ertughrul
       Dr.
       Phygital Immersive Ltd
       298-42, Cheongbukjungang-ro
       Pyungtaek-si, Gyeonggi-do
       Republic of Korea

                                                        Re: Phygital Immersive
Ltd
                                                            Confidential Draft
Registration Statement on Form F-4
                                                            Submitted March 23,
2023
                                                            CIK No. 000196478

       Dear Orhan Ertughrul:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS on Form F-4 filed 3/23/2023

       How do the JGGC Public Warrants differ from the JGGC Private Placement Warrants..., page 30

   1. Please revise to clarify that the sponsor holds all of the JGGC private placement warrants.
                                                        Further, please tell us
how the statement that    New PubCo Private Warrants are not
                                                        subject to being called
for redemption under certain redemption scenarios    is consistent
                                                        with your discussion of
the two redemption scenarios of the New PubCo converted
                                                        warrants on pages 304
through 307. This does not appear to discuss any exceptions with respect to the New
PubCo private warrants. Please revise as appropriate.

       Summary of the Proxy Statement/Prospectus
 Orhan Ertughrul
FirstName   LastNameOrhan  Ertughrul
Phygital Immersive  Ltd
Comapany
April       NamePhygital Immersive Ltd
       19, 2023
April 219, 2023 Page 2
Page
FirstName LastName
Structure, page 37

2.       Please revise GLAAM   s organizational charts here and on pages 154
and 155 to include
         dotted lines for GLAAM   s associates, which are not subsidiaries.
Further, please revise
         on page 250, the lead-in statement and the heading under Group Structure so that your associates are designated as such, and not as subsidiaries.
GLAAM's government sector sales, which comprise a significant portion of its sales..., page 57

3.       Please disclose in which country or countries GLAAM   s significant
government sector
         sales are made.
Risk Factors, page 63

4. Please add a risk factor relating to the risks from the forum provision mentioned on page
         310. Also ensure that exhibit is consistent with your disclosure in terms of the scope of the forum provision.
The architectural media glass industry is a nascent industry..., page 63

5. Please tell us how this risk factor disclosure is consistent with your disclosure on page 247 that you consider GLAAM to be the first and only provider of fourth generation architectural media glass and your disclosure of the architectural glass market. It appears that GLAAM is already in this this market and you have estimated the market. Please revise as appropriate.
We will incur increased costs and become subject to additional regulations..., page 70

6. Please revise here and throughout the filing to describe the material consequences to you and your investors if you fail to submit the requisite business reports in South Korea and each material permission or approval that are required in connection with a public offering in South Korea.
Our joint distribution agreement with G-SMATT Global..., page 81

7.       Please revise to elaborate whether G-SMATT Global   s bankruptcy
proceedings have
         materially impacted your business functions, financial condition and results of operations.
         File the distribution agreement with it as an exhibit, as well as your other material distribution agreements. Identify the actions planned or taken, if any, to mitigate any interruptions to distributing your products as a result. Provide the status of G-SMATT
         Global   s distribution right in China given that Brillshow is
currently non-operational.
         Revise your filing throughout as appropriate.
Actions taken by JGGC's initial shareholders and its officers and directors..., page 103

8.       We note that JGGC   s initial shareholders and affiliates    may
enter into agreements to
         purchase JGGC Class A ordinary shares from institutional investors and others who vote,
 Orhan Ertughrul
FirstName   LastNameOrhan  Ertughrul
Phygital Immersive  Ltd
Comapany
April       NamePhygital Immersive Ltd
       19, 2023
April 319, 2023 Page 3
Page
FirstName LastName
         or indicate an intention to vote, against the business combination or to provide them with incentives to acquire such shares to reduce the redemption rate. Please provide your analysis on how such purchases comply with Rule 14e-5.
Business Combination Proposal
Background of the merger, page 129

9.       JGGC   s charter waived the corporate opportunities doctrine. Please address this potential
         conflict of interest and whether it impacted your search for an acquisition target.
10. Please refer to paragraph four on page 132. In light of your disclosures on page 75 and elsewhere, please tell us whether there were any discussions with GLAAM about the potential loss of clients in the near future or other events that may materially affect
         GLAAM   s targets or its financial projections for future performance of the business.
11. Please refer to the paragraph seven on page 134. Please tell us whether the January 25,
         2023 projections provided to JGGC   s board are materially the same as
the projections
         included in the registration statement. If the projections are materially different, please explain these differences, what changes were made and why.
The JGGC's Board of Directors' Reasons for Approval..., page 138

12.      Please refer to the graph. Please tell us how GLAAM   s 9.1x in the
2024E line
         demonstrates that the combined company is expected to trade in line or to a premium to the median of the comparable companies.
Certain Unaudited Projected Financial Information, page 142

13. Please revise to clarify on pages 142 and 144 whether the projections were prepared on
         January 12, 2022 or 2023. If the projections were prepared on January 12, 2022, please
         confirm whether or not the projections still reflect management   s
views on GLAAM   s
         future performance and/or describe what consideration the JGGC board gave to obtaining updated projections or a lack of reliance upon the projections.
Gross Profit Projections, page 146

14. We note your disclosure on page 146 that you expect average production cost per square foot to decrease for the period 2022 through 2024. Please tell us if these projections took
         into account GLAAM   s expectations to significantly increase
spending, including plans to
         expand globally and offer Glass as a Service, and COVID-19 impacts on GLAAM as discussed throughout the filing.
Financial Projections, total revenue, page 148

15. Please tell us how you calculated $104.8 million for your 2025 estimated total revenue.
         Further, we note your disclosure that the G-Glass    Excellent Quality
Product designation
         will expire on March 31, 2025, after which GLAAM will lose the exemption from the
 Orhan Ertughrul
FirstName   LastNameOrhan  Ertughrul
Phygital Immersive  Ltd
Comapany
April       NamePhygital Immersive Ltd
       19, 2023
April 419, 2023 Page 4
Page
FirstName LastName
         public tender requirement. Given your disclosures that your government sector sales compose a significant portion of your sales, please tell us if this was included in your assumptions for your 2025 estimated total revenue projections. Non-Financial Projections, page 148

16. We note the disclosure that your Chinese manufacturing facility was included in the projected amount of G-Glass to be produced in 2023, 2024 and 2025. Please tell us how both financial and non-financial projections took into account this
facility   s closure since
         2021, including any material costs related to re-opening the facility and any required regulatory approvals as well as your plans to re-open the facility. Fairness Opinion of Houlihan Capital, page 149

17. Please tell us how your disclosure complies with Item 4(b) of Form F-4. Further, please revise to clarify whether the projections provided to Houlihan are materially the same as the projections included in the registration statement. If different sets of projections were
         prepared for Houlihan and for JGGC   s board, please explain why and
provide the
         projections that Houlihan relied on in analyzing the transaction. Finally, we note that
         Houlihan   s opinion states that it has not assumed responsibility for any independent
         verification of the information provided to it nor has it assumed any obligation to verify this information. While it is acceptable for a financial advisor to include language that qualifies the estimates or analyses or describes the uncertainties, it cannot disclaim responsibility for them. Please revise to remove such disclaimer. Interests of JGGCs Directors and Executive Officers and the Sponsor in the Business
Combination, page 150

18. Please quantify the value of the securities mentioned in the first bullet.
U.S. Federal Income Tax Considerations, page 199

19. We note your disclosure that Paul Hastings will deliver an opinion that the merger
            should    qualify as an F Reorganization. Please provide risk
factor and/or other
         appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Refer to Sections III.C.4 of Staff Legal Bulletin 19. Also ensure that the opinion covers the tax consequences of exercising the right of redemption.
Business of GLAAM, page 236

20. Please revise to elaborate on your G-Store product and media and content services, discussed on pages 67 and 148, respectively.
Barriers to Entry, page 239

21. Please refer to paragraphs two and seven on page 239 and paragraph five on page 240.
         Please revise to clearly differentiate these current and future projects and whether they are
 Orhan Ertughrul
FirstName   LastNameOrhan  Ertughrul
Phygital Immersive  Ltd
Comapany
April       NamePhygital Immersive Ltd
       19, 2023
April 519, 2023 Page 5
Page
FirstName LastName
         in stages of discussions, negotiations or contracts.
Materials and Suppliers, page 246

22. We note your disclosure that you are in set contracts with your suppliers for terms of five to ten years. Please revise to disclose the material terms of these contracts as well as the material terms of your distribution agreements, including the term and termination provisions. Further, we note your disclosure that supply chain disruptions and the Russia-
         Ukraine war has increased your raw material prices significantly, but
this has    not made
         much of an impact    on your margin structure. Please revise to
clarify whether these
         inflationary pressures have materially impacted your financial condition and results of operations. Identify the actions planned or taken, if any, to mitigate further or continued
         inflationary pressures.
Competitors, page 247

23. Please revise to elaborate if your discussion of competition and high barriers to entry applies to both the architectural glass and DOOH markets, as addressed
in    Market Size,
         Marketing and Sales.    Please revise to clarify how your disclosure
that GLAAM is the
         only provider of fourth generation architectural media glass is consistent with the disclosure on page 140 that GLAAM competes against a variety of companies.
Market size and market strategy, page 248

24. For the total addressable market of architectural glass and of DOOH, please revise to disclose:
             the source for each total addressable market; and whether there is any overlap between the two total addressable markets so that the
              totals are not aggregated.

         For the architectural glass market, please revise to elaborate on whether this is the first, second, third and fourth generation products discussed on page 247.

         For the DOOH market, please revise to disclose:
             if the DOOH content delivery market, DOOH media market and DOOH advertising and display glass industries, discussed throughout the prospectus, are the same;
             how this market disclosure is consistent with your disclosure on page 52 that global
             DOOH market reached an approximate value of $14.1 billion in 2020, and is expected to grow to $25.0 billion by 2025; and if the 12 percent annual growth rate is expected to have an end date.
Compensation , page 251

25.      Please update your disclosure to be as of December 31, 2022.
GLAAM's Management's Discussion and Analysis of Financial Condition and Results
of
Operation, page 253
 Orhan Ertughrul
FirstName   LastNameOrhan  Ertughrul
Phygital Immersive  Ltd
Comapany
April       NamePhygital Immersive Ltd
       19, 2023
April 619, 2023 Page 6
Page
FirstName LastName

26. We note that GLAAM has experienced supply chain disruptions. Specify whether these
         challenges have materially impacted GLAAM   s results of operations or
capital resources
         and quantify, to the extent possible, how GLAAM   s sales, profits,
and/or liquidity have
         been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability or regulatory approval of products.
COVID-19 impacts, page 256

27. Please revise to discuss all material adverse COVID-19 impacts in your disclosure here.
         We note, for example, the disclosures on page 75 regarding decreased demand for your G-
         Glass, decreased prices and the revenue impact.
Finance costs, page 258

28. We note your disclosure in your March 2023 investor presentation that $14 million debt is expected to be paid down from the business combination. To the extent there are known uses of cash related to the business combination, such as this, please revise to discuss those uses and how it impacts the capital that will be available after the transaction.
Non-IFRS Measures
Adjusted EBITDA, page 266

29. In your reconciliation of Adjusted EBITDA to Net Loss, we note a number of adjustments which appear to be inappropriate including: Bad debt expenses, product warranty expense and allowance for inventory. In addition, it is unclear why you believe Development cost aside, Inventory disposal, Support of football team, Net non-operating loss and litigation costs are appropriate adjustments, as they may be normal, recurring, cash operating expenses necessary to operate your business. Please modify your measure to remove inappropriate adjustments and provide us with more information to evaluate the nature of the aforementioned questionable adjustments. Refer to Question 100.01 of the
         SEC's Compliance and Disclosure Interpretations for Non-GAAP measures. Key Performance Indicators, page 267

30. Please cross-reference the specific risk factor in this section. Certain GLAAM and New PubCo Relationships and Related Party Transactions, page 283

31. Please revise to include descriptions of the GLAAM Founder Earnout Letter and the
         GLAAM Support Agreement. Further, we note your disclosures that certain amounts were outstanding under your various related party financings and transaction as of December
         31, 2022. Please revise to include the amounts outstanding as of the latest practicable date.
         Refer to Item 18(a)(7)(iii) of Form F-4 and Item 7.B of Form 20-F. Orhan Ertughrul
FirstName   LastNameOrhan  Ertughrul
Phygital Immersive  Ltd
Comapany
April       NamePhygital Immersive Ltd
       19, 2023
April 719, 2023 Page 7
Page
FirstName LastName
New Pubco Management Following the Business Combination, page 285

32. Please provide the disclosure required in Item 18(a)(7)(ii) of Form F-4 which requires disclosure of the information required by Item 6.B of Form 20-F.
33. Please tell us how your disclosure that Dr. Ho Joon Lee co-founded GLAAM in 2011 is consistent with the History chart on page 236 that GLAAM was founded in 2005.
34. Please describe the extent and nature of the role of the board of directors in overseeing
         cybersecurity risks, including in connection with the company   s
supply
         chain/suppliers/service providers.
Financial Statements, page F-1

35. Please provide updated audited financial statements for both Jaguar Global Growth
         Corporation I and GLAAM Co., Ltd. for the year ended December 31, 2022 pursuant to
         Item 8 A.4 of Form 20-F. Please similarly update all financial information throughout your filing including pro forma financial information for the periods presented.
General

36. We note your disclosure that each JGGC right will be converted into the number of New
         PubCo ordinary shares that would have been received by the holder if such right had been converted into JGGC Class A ordinary shares, but your disclosure on F-7 states a rights holder must have 12 rights in order to receive a Class A ordinary share at the closing of
         JGGC   s initial business combination. This disclosure appears
inconsistent with your other
         disclosure that states that no fraction of a New PubCo ordinary shares will be issued, but will be rounded up or down according to a formula, on page 38. Please revise throughout the filing to clearly state the different treatment of the JGGC rights.
37. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
38.      Please provide us your analysis of whether GLAAM is a China-based issuer.
 Orhan Ertughrul
Phygital Immersive Ltd
April 19, 2023
Page 8
39. We note that Barclays and Citigroup were underwriters for the initial public offering of the SPAC. It appears from your disclosure, such as on page 135, that these firms ended their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from these firms about ceasing involvement in your transaction and how that may impact your deal or the deferred
      underwriting compensation owed to for the SPAC   s initial public
offering.
        You may contact Charles Eastman at (202) 551-3794 or Kevin Stertzel at
(202) 551-
3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at (202) 551-8005 or Geoff Kruczek at
(202) 551-
3641 with any other questions.



                                                          Sincerely,
FirstName LastNameOrhan Ertughrul
                                                          Division of
Corporation Finance
Comapany NamePhygital Immersive Ltd
                                                          Office of
Manufacturing
April 19, 2023 Page 8
cc:       Elliott M. Smith
FirstName LastName